FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of February, 2003

ALADDIN KNOWLEDGE SYSTEMS LTD.
(Translation of registrant’s name in English)

15 Beit Oved Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__      Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     _____     No __X__

On February 5, 2003, Aladdin Knowledge Systems Ltd. (the “Registrant”) announced its record fourth quarter and year-end 2002 financial results. A copy of the press release is attached hereto as Exhibit 1.

This Form 6-K is being incorporated by reference in all effective registration statements filed by the Registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

Aladdin Knowledge Systems Ltd. (Registrant) By: /s/ Erez Rosen —————————————— Name: Erez Rosen Title: CFO

Date: February 5, 2003

Exhibit 1

Aladdin Knowledge Systems
PRESS RELEASE

Press Contact:	Investor Relations Contact:
www.eAladdin.com	Evan Smith CFA / Lee Roth
Steven E. Kuehn	KCSA Worldwide
Aladdin Knowledge Systems	esmith@kcsa.com / lroth@kcsa.com
steven.kuehn@eAladdin.com	212.896.1251 / 212.896.1209
847.637.4033

FOR  IMMEDIATE  RELEASE

Aladdin Knowledge Systems Announces Record Fourth Quarter and Year-end
2002 Financial Results

Reports 6% year-over-year growth and return to operational profitability

NEW YORK and TEL AVIV, ISRAEL, February 5, 2003 - Aladdin Knowledge Systems (NASDAQ: ALDN) today announced financial results for the fourth quarter and year ended December 31, 2002.

Revenues for the fourth quarter were $13.4 million, a 3% increase over revenues of $13.03 million for the fourth quarter of 2001. The fourth quarter resulted in an operating profit of $642,000 and a net loss of $(3.1) million, or $(0.28) per basic and diluted share, compared with net income of $64,000, or $0.01 per basic and diluted share for the fourth quarter of 2001. The fourth quarter 2002 results include $3.63 million one-time charges. These one-time charges mainly relate to a reverse of deferred taxes in the amount of $2.5 million and an impairment of the investment in Tamir Fishman Venture Capital in the amount of $839,000. Without these charges, the net profit would have been $516,000 or $0.05 per basic and diluted share.

For the 12-month period ended December 31, 2002, the Company reported revenues of $49.52 million, a 6% increase over revenues of $46.61 million for the year ended December 31, 2001. Net loss for the year was $(6.64) million, or $(0.59) per share, compared with a net loss of $(14.9) million or $(1.32) per share during 2001. Reported net loss for the year ended December 31, 2002 included one-time and re-organization expenses totaling $(4.66) million. Excluding these expenses, net loss for the 12 months ended December 31, 2002 was $(1.98) million.

Commenting on results, Yanki Margalit, Chairman and Chief Executive Officer of Aladdin said, "We are very pleased with our continued solid performance, achieving:

  Year-over-year growth,
  Return to operational profitability during the fourth quarter, and
  Positive cash generation of $2.58 million during the fourth quarter.

We continue to expand our leading position as a provider of strategic information and software security technologies."

Mr. Margalit concluded, "The environment in which we are operating is both turbulent and uncertain. We will work diligently toward continued growth and profitability, however, visibility remains very low. As Aladdin is affected by global trends relating to IT, security and international business, we are unable to provide guidance at this time."

Highlights for Q4:

  HASP--Introduced version CD12 with enhanced cross-platform support
  eSafe Appliance--Recognized as one of PC Magazine's "Best Products of 2002"
  eToken--Record sales and demand; gained Microsoft WHQL, Novell NMAS and Entrust Ready Certification
  Privilege-- Record sales and demand; Globalware, a major supplier of e-commerce and Internet services, licensed Privilege to manage Internet commerce for its worldwide clients

The Company will hold a teleconference today, February 5, 2003, at 9:00 a.m. EST to discuss the quarter's results. To participate in the call, please dial (800) 473-6123, in the U.S., or (973) 582-2706 internationally, approximately five minutes prior to the scheduled call start time. A replay of the call can also be accessed via telephone from 11:00 a.m. EST on February 5, 2003 through 11:59 p.m. on February 7, 2003 by calling (877) 519-4471 in the Unites States, or (973) 341-3080 internationally, and entering the following access code: 3733177. Please note that the access code given in the Company's press release dated February 3, 2003 was incorrect. Investors wishing to access the replay must enter the code provided above.

Aladdin Knowledge Systems

Aladdin (Nasdaq: ALDN) is a leader in digital security, providing solutions for software commerce and Internet security since 1985. Aladdin serves over 30,000 customers worldwide. Aladdin's products include: the USB-based eToken device for user authentication and e-commerce security; the eSafe line of content security solutions that protect PCs and networks against malicious, inappropriate and nonproductive Internet-borne content; HASP and Hardlock, hardware-based software security systems that protect the revenues of developers; and Privilege, a software licensing and distribution platform. Please visit Aladdin's Web site at www.eAladdin.com.

(Tables to Follow)

Safe Harbor Statement
Except for the statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include general economic and business conditions, the loss of market share, changes in consumer buying habits and other factors over which Aladdin Knowledge Systems Ltd. has little or no control.

Aladdin Knowledge Systems Ltd.
Summary of Unaudited Results
Consolidated Statement of Income
(U.S. dollars, in thousands - except for per-share amount)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2002	2001	2002	2001
Sales	13,401	13,028	49,520	46,613
Cost of sales	2,837	2,243	10,238	9,320
Gross profit	10,564	10,785	39,282	37,293

Research & development	3,243	3,141	13,833	12,445
Selling & marketing	5,380	5,365	21,990	22,055
General & administrative	1,299	1,049	5,659	5,887
Impairment of intangibles assets		--	--	5,211
Write off of Intangible assets		220	--	2,008
	9,922	9,775	41,482	47,606

Operating (loss) income	642	1,010	(2,200)	(10,313)
Financial (expenses) income, net	177	(297)	491	(410)
Other (expenses) income *	(964)	(21)	(932)	(3,371)

Income (loss) before taxes	(145)	692	(2,641)	(14,094)

Taxes on income *	2,521	(91)	2,738	(347)
Income (loss) after taxes	(2,666)	783	(5,379)	(13,747)
Equity in loss of affiliate *	447	719	1,257	1,168
Net income (loss)	(3,113)	64	(6,636)	(14,915)

Basic earning (loss) per share	(0.28)	0.01	(0.59)	(1.32)
Diluted earnings (losses) per share	(0.28)	0.01	(0.59)	(1.32)

Weighted average number of
shares outstanding for Basic EPS	11,253	11,243	11,253	11,275

Weighted average number of
shares outstanding for Diluted EPS	11,253	11,336	11,253	11,275

        *Including one time charges

Aladdin Knowledge Systems Ltd.

Balance Sheets
(U.S. dollars, in thousands)

	December 31, 2002	December 31, 2001
Assets
Current assets:
Cash & cash equivalents	14,235	12,206
Marketable securities	860	1,232
Trade receivable, net of allowance for
doubtful accounts	8,094	8,204
Other accounts receivable	2,646	3,967
Inventories	6,269	7,403
	32,104	33,012

Fixed assets, net	3,478	4,456
Other long term assets, net	12,957	15,927
	48,539	53,395

Current liabilities:
Other current liabilities	9,440	8,361

Accrued severance pay	2,772	2,404

Shareholders Equity	36,327	42,630

	48,539	53,395